Exhibit 3.3
Filed Nevada Secretary of State
March 26, 2001
#C-23278-00

                           CERTIFICATE OF DESIGNATION
                                       OF
                              ZKID NETWORK COMPANY


         In accordance  with the  provisions of Nevada Revised  Statute  Section
78.1955, zKid Network Company designates the rights and privileges of 2001 Series A Preferred Stock as set forth in the board resolution below:

         RESOLVED, that the Company is authorized issue One Million (1,000,000) Shares of 2001 Series A Preferred Shares with each preferred share having Thirty (30) votes per share at any meeting of the shareholders where votes are submitted and will be convertible into a total of Five Million (5,000,000) common shares at the election of the holder.

         This Certificate of Resolution was adopted by the unanimous consent of the board of directors on February 23, 2001.



   /s/Donald Weisberg                        /s/ Paul Gulli
---------------------------------         --------------------------------------
Donald Weisberg, President                Paul Gulli, Secretary


STATE OF NEVADA                     )
                                    ) ss:
County of Carson City               )

         On March 26, 2001 personally appeared before me, a Notary Public (or judge or other officer, as the case may be) Donald Weisberg and Paul Gulli who acknowledged that he executed the above instrument.

In Witness Whereof, I have set my hand and affixed my official seal at my office in the Count of Carson City in the day and year in this certificate, first above written, Mary Ann Dickens.

    /s/ Mary Ann Dickens                    [Seal]
--------------------------
    Signature of Notary